UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PARTS iD, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

524643103

(CUSIP Number)

Prashant Pathak

2 Bloor Street W., Suite 2006, Toronto, Ontario, Canada M4W 3E2

(416) 551-3035

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Onyx Enterprises Canada Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,084,072
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,084,072
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,084,072
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.84%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO

[1]	Based solely on information provided by the Issuer.
[2]	Percentage of class calculation based on 32,873,458 shares of Class A Common Stock estimated outstanding as of November 20,2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2020.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value 0.0001 per share (the “Common Stock”) of PARTS iD, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive office is 1 Corporate Drive, Suite C, Cranbury, New Jersey 08512.

Item 2.  Identity and Background.

(a)	Onyx Enterprises Canada Inc. (“Onyx Canada”) is a corporation, incorporated in the Province of Ontario, Canada.

(b)	The address of Onyx Canada is 2 Bloor Street W., Suite 2006, Toronto, Ontario, Canada M4W 3E2.

(c)	Onyx Canada is engaged in the business of making strategic investments.

(d)-(e)	During the last five years, neither the Reporting Person nor, to the best of knowledge of the Reporting Person, any of the Related Persons (as defined below), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Onyx Canada is organized under the laws of the Province of Ontario, Canada.

The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of the Reporting Person (collectively, the “Related Persons”) is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3.  Source or Amount of Funds or Other Consideration.

Onyx Canada received the shares of Common Stock in connection with the business combination consummated on November 20, 2020 (the “Business Combination”) by the Company with Onyx Enterprises Int’l Corp., a New Jersey corporation (“Onyx”), in exchange for its shares of Onyx.

Item 4.  Purpose of Transaction.

The transaction resulted from the Business Combination.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Person’s ownership in the Issuer, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock or other instruments (including derivatives) that are based on or relate to the value of the Common Stock, selling some or all of their shares of Common Stock or other securities in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.  Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) – (b) Onyx Canada beneficially owns 14,084,072 shares of Common Stock representing approximately 42.84% of the outstanding shares of Common Stock, based on 32,873,458 shares of Common Stock outstanding as of November 20, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2020.

(c) Except as described in Item 4 (above), during the past 60 days none of the Reporting Person or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

At the closing of the Business Combination (the “Closing”), the Company and the Onyx stockholders receiving shares of Common Stock as consideration (the “Onyx Holders”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to provide the Onyx Holders with registration rights with respect to certain outstanding shares of the Common Stock and any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (the “Registrable Securities”).

Pursuant to the terms of the Registration Rights Agreement, the Onyx Holders are entitled, after the expiration of a lock-up, to request (i) up to three written demands for registration, (ii) “piggy-back” registration in connection with any proposal of the Company to file a registration statement under the Securities Act and (iii) Form S-3 registrations, all subject to certain minimum requirements and customary conditions. The Registration Rights Agreement provides for certain instances in which the Company may defer registration: if (A) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, an initiated registration by the Company and provided that the Company has delivered written notice to the Onyx Holders prior to receipt of a demand registration and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable registration statement to become effective; (B) the Onyx Holders have requested an Underwritten Registration (as defined in the Registration Rights Agreement) and the Company and the Onyx Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Company’s board of directors (the “Board”) such registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such registration statement at such time. The Registration Rights Agreement includes a lock-up period which provides that the Onyx Holders shall not transfer any shares of Common Stock issued to such Onyx Holder as part of the Closing Share Consideration that may have been issued to such Onyx Holder prior to the earlier of (i) the first anniversary of the Closing, (ii) the date, following the 180th day after the date of the Closing, on which the volume weighted average per share price (“VWAP”) of Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (iii) the date, following the 270th day after the Closing, on which the VWAP of Common Stock equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), or (iv) the Company’s completion of a liquidation, merger, stock exchange or other similar transaction that results in all of the Onyx Holders having the right to exchange their shares of Common Stock for cash, securities or other property.

Item 7.  Material to Be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2021

	By:	/s/ Prashant Pathak
	Name:	Prashant Pathak Director, Onyx Enterprises Canada Inc.

Schedule I

Directors of Onyx Enterprises Canada Inc.

The following sets forth the name and principal occupation of each of the directors of Onyx Enterprises Canada Inc. Each of such persons is a citizen of Canada.

Name	Principal Occupation
Mr. Prashant Pathak	Director, Onyx Enterprises Canada, Inc.
Mr. Carey Kurtin	Director, Onyx Enterprises Canada, Inc.

To the best knowledge of the Reporting Person, other than reported in the Schedule 13D, none of the persons listed above beneficially owns any shares of Common Stock.